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October 18, 2013

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey P. Riedler, Assistant Director

Re:	TetraLogic Pharmaceuticals Corporation Draft Registration Statement on Form S-l Submitted September 16, 2013 CIK No. 0001361248

Dear Mr. Riedler:

        We are submitting this letter on behalf of our client, TetraLogic Pharmaceuticals Corporation (the "Company"), in response to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") contained in your letter, dated October 15, 2013 (the "Comment Letter") in connection with the Company's Registration Statement on Form S-1 (the "Registration Statement"), as originally submitted in confidential draft format to the SEC on September 16, 2013, as permitted by Section 6(e) of the Securities Act of 1933, as amended (the "Securities Act"), and Section 106(a) of the Jumpstart Our Business Startups Act of 2012.

        For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. All page number references in Company's responses are to page numbers in the Registration Statement, which is being filed concurrently with this response.

        Under separate cover you will shortly be receiving tape-bound printed copies of the Registration Statement marked to show changes from the confidential draft submission. We are happy to provide additional copies if desired.

General

  1.
  Please include the names of your lead underwriters in your next amendment.

        The Company respectfully acknowledges the Staff's comment. The Company will include the names of its underwriters once they have been formally engaged. Disclosure will be added to the Registration Statement to reflect this.

  2.
  Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

        The Company respectfully acknowledges the Staff's comment and submits that it does not currently intend to use graphic, visual or photographic information in the printed prospectus except as currently depicted in the Registration Statement. In the event the Company subsequently determines to use additional graphic, visual or photographic information in the printed prospectus, the Company intends to supplementally provide the Staff copies of any such materials as promptly as practicable.

  3.
  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

        The Company respectfully acknowledges the Staff's comment. The Company is supplementally providing to the Staff under separate cover the "testing-the-waters" materials that the Company used in reliance on Section 5(d) of the Securities Act. However, the Company respectfully advises the Staff that the Company does not believe that these "testing-the-waters" presentations should be deemed written communications pursuant to Section 5(d) of the Securities Act or Rule 405 promulgated under the Securities Act because such materials were only used during prospective investor meetings and such prospective investors were not permitted to retain such materials after the meetings ended.

        In the event the Company uses additional materials in reliance on Section 5(d) "testing-the-waters" presentations, it will supplementally provide the Staff with copies of such materials as promptly as practicable.

        The Company further submits that, as of the date hereof, no research reports have been distributed by any broker or dealer participating in the offering. The Company intends to supplementally provide the Staff copies of any such materials as promptly as practicable in the event that any research reports regarding the Company are distributed by any broker or dealer participating in the offering.

Prospectus Summary, page 2

Birinapant, page 3

  4.
  We note your disclosure throughout the prospectus that birinapant has been shown to be "generally well tolerated." Please expand your disclosure to indicate what you mean by the term "generally well tolerated" and how you reached that determination. In this regard, we note your discussion in the risk factor at page 19 regarding the undesirable effects of birinapant experienced by subjects in your clinical trials and your discussion at page 73 in relation to safety data.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to the Registration Statement to clarify that the term "generally well tolerated" means that the treatment-related side effects were mild to moderate in severity. See pages 2 and 84.

Activity in Clinical Trials, page 3

  5.
  Where you discuss the results for each of your clinical trials please discuss the occurrence of any adverse events. Please also clarify the difference between adverse events and serious adverse events.

        The Company respectfully acknowledges the Staff's comment. Disclosure describing the occurrence of any adverse events in connection with its clinical trials has been added to pages 5, 86, 87, 96, 98 and 101. The definition of "serious adverse events" (meaning adverse events that may result in hospitalization, are life-threatening or cause death) appears on page 98.

  6.
  Please explain what pharmacokinetic, or PK, properties refer to in the context of your clinical trials.

        The Company respectfully acknowledges the Staff's comment. Disclosure defining the term pharmacokinetic has been added to pages 3 and 85 in response to the comment.

Colorectal Cancer (CRC), page 4

  7.
  Please revise your disclosure to explain the RECIST criteria and how varied responses to treatment are evaluated under the criteria.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 5 and 86 in response to the comment.

  8.
  Please explain what the term "third-line" refers to in the context of CRC.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 5 and 87 in response to the comment to clarify that "third-line" refers to patients who have already failed to respond to two prior treatment regimens.

Myelodysplastic Syndromes (MDS), page 5

  9.
  Please expand your disclosure to identify the investigator in the "investigator-sponsored clinical trial." Additionally, please revise your disclosure in the business section to explain how an "investigator-sponsored clinical trial" differs from a trial sponsored by the company.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 5, 87, 98 and 101 to identify the relevant investigators. The Company has also modified its use of the terms "investigator-sponsored" and "investigator-initiated" in order to be more consistent. See pages 5, 87, 98 and 101. The Company has also clarified how an investigator-sponsored clinical trial differs from a trial sponsored by the Company on page 98.

Our Strategy, page 6

  10.
  Please revise your disclosure to specify the input from regulatory authorities necessary prior to initiation of your Phase 2/3 trials.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 6 and 88 in response to the comment to clarify that such input will occur at "end of Phase 2" meetings with the FDA.

Risk Factors, page 13

Risks Related to Our Financial Position and Capital Needs

  11.
  We note the statement on page F-2 of your independent registered public accounting firm that your current "conditions raise substantial doubt as to [your] ability to continue as a going concern." Please add a risk factor which discloses this information and discusses any corresponding risk to the company.

        The Company respectfully acknowledges the Staff's comment. The requested additional risk factor has been added beginning on page 16 in response to the comment.

"We face substantial competition, which may result in others discovering...," page 27

  12.
  We note your disclosure that several competitors "are all developing IAP inhibitors." Please disclose the respective stages of development for the competing product candidates to which you refer.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page 30 in response to the comment to reflect that phase of development of each of the competitor programs.

"If we breach our license agreement with Princeton University...," page 35

  13.
  Please include in this risk factor a reference to the more detailed disclosure of this license agreement that appears in your "Business" discussion on page 88.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page 40 in response to the comment.

Use of Proceeds, page 50

  14.
  Please revise your disclosure to provide an indication of how far you expect to progress in the CRC and MDS programs using the proceeds from the offering.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 10 and 57 in response to the comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Stock-Based Compensation, page 58

  15.
  Please revise your disclosures to address the following items related to your stock option grant valuation methodology:

          (a)   Please address the assumptions that lead you to the conclusion that the same underlying stock price could be utilized from the date of the independent third party valuation and each respective grant date;

          (b)   Please provide your rationale for switching the valuation methodology for the underlying common stock value from the option pricing method to the probability-weighted expected return method beginning on the January 1, 2013 to April 12, 2013 grant period;

          (c)   Please provide the reason for the per share estimated fair value of common stock remaining at $0.09 for each grant period when there appears to be significant changes in assumptions throughout the grant periods including the conversion from the option pricing method to the probability-weighted expected return method and the decline in the discount for lack of marketability from 50% to 20% throughout the grant periods.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 69-72 in response to the comment 15(a) for each respective grant period, page 70 in response to comment 15(b) and pages 67-68 in response to comment 15(c).

  16.
  Confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

        The Company respectfully acknowledges the Staff's comment. The Company confirms that no other stock options have been granted that have not already been disclosed. In the event that additional stock options are granted through the date of effectiveness of the Registration Statement, the Company will disclose such grants in a pre-effective amendment to the Registration Statement or in a free writing prospectus.

  17.
  Please revise your disclosure to separately present the intrinsic value of outstanding vested and unvested options as of the most recent practicable date based on the estimated offering price.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page 68 in response to the comment.

  18.
  Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

        The Company respectfully acknowledges the Staff's comment. The requested quantitative and qualitative disclosure will be added to the Registration Statement in response to the comment once a price range has been determined.

Financial Overview, page 63

Research and Development Expense, page 63

  19.
  Please revise your disclosure to include research and development expenses from inception to date by target indication.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 75-76 in response to the comment.

Contractual Obligations and Commitments, page 69

  20.
  Please include the interest on your convertible notes payable in your contractual obligations table.

        The Company respectfully acknowledges the Staff's comment. The figures in the table entitled "Contractual Obligations and Commitments" on page 80 have been updated to include accrued interest in response to the comment.

Business, page 72

Overview, page 72

  21.
  We note your disclosure that you have completed Phase 1/2 trials, that certain Phase 1/2 trials are ongoing, and that you plan to initiate Phase 2/3 trials in certain indications. In order to call the trial a Phase 1/2 or Phase 2/3, it must meet the requirements of both clinical stages. Please provide an analysis supporting your determination that each of the trials met, meets, or will meet the requirements for both clinical stages indicated.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page 3 in response to the comment to more clearly define the Phase 1/2 and Phase 2/3 CRC studies as well as how the trials have met or will meet the requirement for each clinical stage. The Company has also clarified on page 4 that the study has been designed to confirm the tolerability and magnitude of clinical benefit in a larger patient population, which will dictate whether to proceed with the Phase 3 component of the trial.

Safety Studies, page 73

  22.
  Please revise your disclosure to identify the occurrence of adverse events by specific clinical trial and indication. Please identify the number of patients that experienced a particular adverse event and indicate the severity.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 5, 86, 87, 96, 98 and 101 in response to the comment.

  23.
  Please revise your disclosure to explain the scale for determining the severity of adverse events and, specifically, what Grade 1, Grade 2, and Grade 3, indicate about the severity of the event experienced.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page 86 in response to the comment to more specifically describe Grade 1 (mild), Grade 2 (moderate) and Grade 3 (severe) adverse events.

  24.
  Please explain what "sequelae" is any how it applies to adverse events experienced by subjects in your trials.

        The Company respectfully acknowledges the Staff's comment. On page 86 the Company has changed "sequelae" to "clinical complications" in response to the comment.

  25.
  Please define the term "cranial nerve palsy" to provide a reasonable investor with an understanding of the term.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page 86 in response to the comment.

Clinical Programs, page 77

Colorectal Cancer, page 77

  26.
  Please explain what a "KRAS gene" is and how frequently subjects with CRC tumors exhibit mutant KRAS genes.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page 90 in response to the comment.

Clinical Trials, page 79

  27.
  Please disclose when you submitted an IND in relation to your clinical trials studying the impact of birinapant on CRC.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page 92 in response to the comment.

  28.
  Please explain what "squamous NSCLC" refers to.

        The Company respectfully acknowledges the Staff's comment. The term "squamous" has been removed from the Registration Statement. The term "NSCLC" is defined on page 6 as "non-small cell lung cancer."

Ovarian Cancer, page 86

  29.
  Please define the term "epithelial carcinomas" to provide a reasonable investor with an understanding of the term.

        The Company respectfully acknowledges the Staff's comment. The term "epithelial carcinomas" has been removed from the Registration Statement in response to the comment.

License Agreement with Princeton University, page 88

  30.
  Please expand your disclosure to discuss the termination provisions of the license agreement.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page 103 in response to the comment.

Amgen Collaboration, page 88

  31.
  We note your disclosure that you are collaborating with Amgen to conduct a clinical trial. Please indicate whether you have entered into a written collaboration agreement with Amgen and, if so, disclose the materials terms of this agreement including the rights and responsibilities of each party and any financial obligations thereunder. Please also file this agreement as an exhibit or provide an analysis as to why it is not required to be filed.

        The Company respectfully acknowledges the Staff's comment. The Company has revised the Registration Statement to clarify that it has not entered into a written collaboration agreement with Amgen. Rather, the Company is currently collaborating on the design of a clinical trial to treat ovarian cancer with birinapant co-administered with conatumumab, a compound which is owned by Amgen. In support of that trial, the Company has entered into an agreement with Amgen for the purchase at cost of clinical supplies of conatumumab sufficient to conduct the study. Neither party has acquired any developmental or commercial rights to the other party's product candidate. The Company believes it can obtain clinical supplies of other TRAIL antibodies from other sources in the event that Amgen is not able to supply conatumumab. The Company does not believe this supply agreement is material due to the relatively low cost of conatumumab, the ordinary course nature of the supply agreement and the Company's lack of dependence on the agreement with Amgen. See page 103.

Intellectual Property, page 89

  32.
  We note that you have "[a] patent application with claims that specifically cover birinapant as a new chemical entity...pending in additional foreign jurisdictions." Please expand your disclosure to indicate the foreign jurisdictions in which this application is pending.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 103-104 in response to the comment.

  33.
  Please indicate the specific type of patent protection you have obtained in relation to birinapant (e.g., composition of matter, method of use).

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page 103 in response to the comment.

Employment Agreements, page 118

  34.
  Please file your employment agreement with Mr. Gill as required by Item 601(b)(10)(ii)(A) of Regulation S-K.

        The Company respectfully acknowledges the Staff's comment. The employment agreement, consulting agreement and management transition agreement with Mr. Gill, our former Chief Executive Officer, have been filed as exhibits to the Registration Statement. See Exhibits 10.5, 10.6 and 10.12.

Description of Capital Stock, page 140

Common Stock, page 140

  35.
  Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 158, F-24 and F-52 in response to the comment.

Shares Eligible for Future Sale, page 145

Lock-Up Agreements, page 146

  36.
  When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

        The Company respectfully acknowledges the Staff's comment. The Company will file the form of lock-up agreement as an exhibit to the Underwriting Agreement it expects to file as Exhibit 1.1 to the Registration Statement once it is in substantially final form.

***********

        We thank you for your prompt attention to this letter responding to the Registration Statement and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 808-2754.

Sincerely,

Brian Korn

cc:	Via E-Mail
Securities and Exchange Commission Scott Wuenschell Joel Parker Christina De Rosa Bryan Pitko
TetraLogic Pharmaceuticals Corporation J. Kevin Buchi Pete A. Meyers Richard Sherman
Pepper Hamilton LLP Jeffrey P. Libson Steven J. Abrams Alexander D. Gonzalez Andrew D. Kupchik
Cooley LLP Brent B. Siler Andrew S. Williamson Brian F. Leaf Robert E. Jones
Nasdaq OMX Group, Inc. Keely J. Moxley